AMENDED AND RESTATED
OPERATING AGREEMENT
OF
QUEENS SF, LLC
a California Limited Liability Company

THE SECURITIES REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR REGISTERED OR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS AGREEMENT IS FURTHER SUBJECT TO OTHER RESTRICTIONS, THE TERMS AND CONDITIONS WHICH ARE SET FORTH IN THIS AGREEMENT.

This Amended and Restated Operating Agreement ("Agreement") is entered into effective July 20, 2023 by and among the parties listed on the signature pages hereof and such other Members who may subsequently become parties to this Agreement, as identified in Exhibit A, attached hereto, made a part hereof and as may be amended from time to time as set forth herein.

RECITALS

A. Articles of Organization ("Articles") for Queens SF, LLC, a limited liability company organized under the laws of the State of California, were filed with the California Secretary of State on March 13, 2015 and amended September 7, 2017 and September 20, 2018.

B. The Managers of the Company entered into a prior written Operating Agreement dated September 20, 2017 ("Prior Operating Agreement").

C. The Members desire to amend and restate the Prior Operating Agreement to restructure the Company and its Membership Interests and provide for the Company's governance, the conduct of its business and the rights and obligations of its Members, upon the terms and conditions set forth in this Agreement.

NOW, THEREFORE, the Members hereby agree as follows:

1. Definitions. When used in this Agreement, the following terms shall have the meanings set forth below, and all terms used in this Agreement that are not defined in this Section shall have the meanings set forth elsewhere in this Agreement:

1.1 "Act" means the California Revised Uniform Limited Liability Act, California Corporations Code §§17701.01, et. seq., including any amendments thereto.

1.2 "Affiliate" of a Member means any person or entity directly or indirectly, through

one or more intermediaries, controlling, controlled by, or under common control with the Member. The term "control" (including the terms "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person or entity, whether through membership, ownership of voting securities, by contract, or otherwise.

1.3 "Available Cash" is defined in Section 6.1.

1.4 "Business" means the Korean food brand as defined in Section 2.2.

1.5 "Capital Account" shall mean with respect to any Member the capital account that the Company establishes, maintains and adjusts for such Member pursuant to Section 3.6.

1.6 "Capital Contribution" shall mean, with respect to any Member, the total amount of cash, debt conversion and/or the fair market value of property or services a Member agrees to contribute to the capital of the Company in consideration of a Membership Interest held by such Member, as may be more specifically set forth in the Subscription Agreement and Exhibit A (as amended by the Managers consistent with this Agreement), and as approved by the Managers in writing. A Capital Contribution may include subsequent contributions by the Members to the capital of the Company as authorized by the Managers. A Capital Contribution shall not be deemed a loan.

1.7 "Class A Non-Managing Member(s)," "Class A Member(s)," or "Non-Managing Member(s)" means the Members who purchase the Membership Interests described in Section 3.3, as those interests are more specifically set forth from time to time in Exhibit A, attached hereto and made a part hereof; said Members shall have no authority to manage or control the business, property and affairs of the Company except to vote on the matters expressly set forth herein. Non-Managing Members shall include such other members who purchase or are granted non-managing membership interests in the Company as authorized and permitted herein.

1.8 "Class A Membership Interest(s)" means and refers to the Non-Managing Membership Interests owned by the Class A Members or any one of them, as applicable.

1.9 "Class A Recapture" means such time as a sum of Available Cash equivalent to one hundred percent (100%) of the total initial Capital Contributions made by the Class A Members has been distributed to them as set forth herein.

1.10 "Code" or "IRC" means the Internal Revenue Code of 1986, as amended, the provisions of succeeding law, and to the extent applicable, the Treasury Regulations.

1.11 "Concept" means the Korean food brand operated by the Company under the trade name "Queens," that includes B2B/wholesale, Direct to Consumer, and Consumer Packaged Goods and the trade names, interior and exterior design ideas, slogans and all other marketing ideas

conceived and used for the promotion and operation of such businesses, all of which shall be owned by the Company.

1.12 "Consent of the Managers," "Manager approval," "determined by the Managers, approved by the Managers" and the like means the determination of the Managers as set forth in Section 5.1.

1.13 "Consent of the Members" shall mean the approval of a Member or Members (including the Managers) whose interests in the Company represent more than fifty percent (50%) of the aggregate Membership Interests of all Members.

1.14 "Economic Interest" means a person or entity's right to share in the income, gains, losses, deductions, credit or similar items of, and to receive distributions from, the Company, but does not include any other rights of a Member, including the right to vote or to participate in management to the extent permitted herein.

1.15 "Gross Sales" means all income, receipts, revenues, reimbursements and charges for all food, beverages, goods, wares, merchandise, services or other operations and/or items sold or rendered by the Company, whether for cash or credit, without deduction or allowance for the cost of goods sold, or other costs, charges or expenses of purchasing, selling, transportation, overhead costs, or tax based upon assets; provided, however, Gross Sales shall not include service or tip revenue, state sales taxes, similar taxes, surcharges or other charges passed directly to customers or patrons by the Company.

1.16 "Initial Offering" is defined in Section 3.3(a).

1.17 "Manager(s)" shall mean Clara Lee and Edward Kim, who shall also be referred to herein as the "Original Manager(s)."

1.18 "Member" shall mean each person or entity that is an initial signatory to this Agreement, has been admitted to the Company as a Member in accordance with this Agreement or who otherwise acquires a Membership Interest as permitted under this Agreement, and who remains a Member. Members shall include the Managers and the Non-Managing Members, including the Class A Members.

1.19 "Membership Interest" means a Member's rights in the Company, collectively, including the Member's Economic Interest as set forth in Exhibit A, as amended from time to time by the Managers as set forth in this Agreement, any right to vote in accordance with the Member's percentage ownership interest or otherwise as set forth herein, and any right to information concerning the business and affairs of the Company as set forth herein or required by the Act.

1.20 "Net Profits," "Net Losses" and "Available Cash" are defined in Section 6.1

1.21 "Proprietary Information" is defined in Section 13.1.

1.22 "Purchase Price" is defined in Section 8.2.

1.23 "Regulations" (or "Treasury Regulations") means the income tax regulations promulgated by the United States Department of the Treasury and published in the Federal Register for the purpose of interpreting and applying the provisions of the Internal Revenue Code, as such Regulations may be amended from time to time, including corresponding provisions of applicable successor regulations.

1.24 "Subscription Agreement" means that certain Subscription Agreement of the Company executed by each Non-Managing Member, approved by the Company and entered into currently herewith, by which a Non-Managing Member subscribes to Membership Interests in the Company subject to the terms and conditions therein and this Agreement.

1.25 "Transfer" is defined in Section 7.1(a).

1.26 "Triggering Event" is defined in Section 8.1(a) and (c).

1.27 "Unit" is defined in Section 3.3(a).

1.28 "Vote" means a written consent or approval, a ballot cast at a meeting, or a voice vote.

2. Organizational Matters.

2.1 Name. The name of the Company shall be "Queens SF, LLC." The Company may conduct business under such other names approved by the Managers provided that the Managers comply with the Act and any other applicable laws, file applicable fictitious name certificates and the like and file any necessary or applicable amendments.

2.2 Business Purpose. The purpose of the Company is to engage in any lawful activity for which a limited liability company may be organized under the Act. The current purpose of the Company is to operate a Korean food brand based in San Francisco, California using the Concept or such other trade names or concepts as may be approved by the Managers, and to conduct such other activities related to and in furtherance of such business as may be reasonable, necessary, advisable or appropriate, as determined by the Managers.

2.3 Term. The term of the Company commenced as of the filing of the Articles of Organization and shall continue in perpetuity, unless sooner terminated pursuant to the provisions

of this Agreement or as provided by law.

2.4 Principal Place of Business. The Company shall continuously maintain an office and registered agent in the State of California as required by the Act. The principal office of the Company shall be 1235 9th Avenue, San Francisco, California, or such other location as determined by the Managers. The registered agent shall be as stated in the Articles or as otherwise determined by the Managers.

2.5 Organizational Expenses. The Members acknowledge and agree that the Managers shall have the right and authority to pay the Company's organizational and business expenses, including, without limitation, attorney's and accountant's fees and expenses, lease deposits and other costs incurred prior to the execution of this Agreement.

3. Capital Contributions.

3.1 Capital Contributions. Upon or before its execution of this Agreement or upon the sale of Membership Interests as authorized herein, as the case may be, each Member shall contribute to the Company as its Capital Contribution the amount specified in Exhibit A to this Agreement, as such Exhibit A may be amended by the Mangers from to time consistent with this Agreement as Membership Interests are sold. If a Member fails to make its initial Capital Contributions within thirty (30) days after the date of the Member's execution of this Agreement, that Member's entire Membership Interest shall terminate, and that Member shall indemnify and hold the Company and the other Members harmless from any loss, cost, or expense, including reasonable attorney's fees caused by the failure to make the initial Capital Contribution. Each Member shall receive a credit to its Capital Account in the amount of its Capital Contribution and any additional capital, which it contributes to the Company and as approved by the Managers. A Member shall not be entitled to withdraw any part of the Member's Capital Contribution or to receive any distributions, whether of money or property, from the Company except as expressly provided in this Agreement.

3.2 Original Managers' Membership Interests. The Members hereby acknowledge, understand and agree that as of the date hereof the Managers own one hundred percent (100%) of the total Membership Interests in the Company under the terms of the Prior Operating Agreement, fifty percent (50%) of which is owned by Clara Lee and fifty percent (50%) of which is owned by Edward Kim; for clarification, such interests shall be a Managing Membership Interests under the terms of this Agreement. The Managers' Membership Interests shall be diluted proportionately and converted to non-managing interests as and to the extent Class A Membership Interests under the Initial Offering are sold. The Managers may become part of the Class A Non-Managing Membership Interest class upon the same terms and conditions offered to the other Class A Members.

3.3 Class A Non-Managing Membership Interests.

(a) Initial Offering. The Members hereby acknowledge, that the Managers shall have the right to sell units of Class A Non-Managing Membership Interests for up to a total of One million and two hundred fifty thousand dollars ($1,250,000.00), in minimum units of Fifty Thousand Dollars ($50,000.00) each ("Unit(s)") for a total aggregate offering of up to 25 Units ("Initial Offering"). The Managers may sell fractional Units of Class A Membership Interests so long as: (i) the

Managers determine that such sales could more expeditiously and effectively fund the Company, and (ii) subject to Section 3.3(b), each Class A Member receives the same proportionate share of Membership Interest for its investment. Except as set forth in Section 3.3(b) below, each Unit shall be equal to an initial 1.43% Class A Non-Managing Membership Interest. All funds generated and received by the Initial Offering shall be immediately available for expenditure by the Company notwithstanding the fact that the Company has not received a full subscription under the Initial Offering.

(b) Loan Conversions. As of the date hereof, a total of $875,000.00, plus accrued interest, is outstanding from funds borrowed by the Company from January 1, 2018 through and including July 20, 2023, to obtain financing to open and operate the original retail concept Queens Korean Superette, the second restaurant concept (Hotline), and the current food brand company. The loans were evidenced by convertible promissory notes made by the Company; the principal amounts of such loans and the lenders' conversion rights are identified on Exhibit B, attached hereto and made a part hereof. Notwithstanding the terms for the Initial Offering described in Section 3.3(a) above, (i) the Class A Non-Managing Membership Interests per $50,000.00 Unit to which the lenders who hold signed notes dated prior to October 31, 2021 are entitled to convert their loans to equity is equal to an initial 3.25% Membership Interest (rather than 1.43%), and (ii) the Class A Non-Managing Membership Interests per $50,000.00 Unit to which the lenders who hold signed notes dated between November 1, 2021 and March 30, 2022 and are entitled to convert their loans to equity is equal to an initial 2.5% Membership Interest (rather than 1.43%); provided, however, that lenders who loaned the Company in excess of $100,000.00 between November 1, 2021 and September 30, 2022 are entitled to convert each $50,000.00 owed to them by the Company to a 3.25% (rather than a 2.5% or 1.43%) Class A Non-Managing Membership Interest in the Company and (iii) the Class A Non-Managing Membership Interests per $50,000.00 Unit to which the lenders who hold signed notes dated between April 1, 2022 and June 30, 2023 are entitled to convert their loans to equity is equal to an initial 2.0% Membership Interest (rather than 1.43%) and (iv) the Class A Non-Managing Membership Interests per $50,000.00 Unit to which the lenders who hold signed notes dated after July 1, 2023 are entitled to convert their loans to equity is equal to an initial 1.43%; provided, however, that lenders who loaned the Company in excess of $50,000.00 after July 1, 2023 are entitled to convert each $50,000.00 owed to them by the Company to a 2% (rather than a 1.43%) Class A Non-Managing Membership Interest in the Company; The conversion of any such loans into Membership Interests is optional on the part of the lenders under the terms of the convertible promissory notes and shall be in lieu of, and not in addition to, the funds to be raised under the Initial Offering.

3.4 Close of Initial Offering. The Managers shall have the discretion to accelerate the closing of the Initial Offering at any time after a number of Units deemed suitable by the Managers have been subscribed. In the event that less than the number of Units available under the Initial Offering are subscribed, and the Managers determine that the number of Units sold are suitable and close the Initial Offering, the Membership Interests of the Members in the Company will be adjusted accordingly. However, in the event that the Managers determine that such a suitable number of the Units have not been subscribed, the Managers have the sole and absolute discretion to: (i) extend the closing of the Initial Offering so as to achieve the suitable number of Units sold, (ii) terminate the Initial Offering and return any remaining funds to the Non-Managing Members

proportionately based on their Membership Interests in the Company, (iii) close the Initial Offering, reserve the remaining Units and initiate a secondary offering for such unsold Units; or (iv) close the Initial Offering with the Managers electing to obtain third-party financing for the Company's capital and cash flow needs.

3.5 Additional Capital. Once all Membership Interests are sold under the Initial Offering and if, thereafter, the Managers determine it is necessary to obtain additional capital by selling additional Non-Managing Membership Interests in the Company (because the Managers

determine, in their sole and absolute discretion, that additional Capital Contributions are needed to enable the Company to successfully conduct the Company's business), each Member (including the Managers) shall have the right to maintain its then current Membership Interest in the Company by purchasing such additional Non-Managing Membership Interests in proportion to its then-current Membership Interest upon the terms and conditions then being offered, as determined by the Managers (including, without limitation, the right to offer such priority distributions and/or allocations of Available Cash for such additional Non-Managing Membership Interests as the Managers may determine). The Membership Interests of any Members (including the Managers) who choose not to so purchase such additional Membership Interests shall be reduced proportionately as additional interests are sold.

3.6 Capital Accounts. An individual Capital Account for each Member shall be maintained in accordance with the requirements of Regulation §1.704-1(b)(2)(iv) and adjusted in accordance with the following provisions:

(a) A Member's Capital Account shall be increased by that Member's Capital Contributions, that Member's share of Net Profits, and any items in the nature of income or gain that are specially allocated to that Member pursuant to Section 6 below.

(b) A Member's Capital Account shall be increased by the amount of any Company liabilities assumed by that Member subject to and in accordance with the provisions of Regulation §1.704-1(b)(2)(iv)(c).

(c) A Member's Capital Account shall be decreased by (a) the amount of cash distributed to that Member; (b) the fair market value of any property of the Company so distributed, net of liabilities secured by such distributed property that the Member receiving the distribution is considered to assume or to be subject to under IRC §752; and (c) the amount of any items in expenses or losses that are specially allocated to that Member pursuant to Section 6.

(d) A Member's Capital Account shall be reduced by the Member's share of any expenditures of the Company described in IRC §705(a)(2)(B) or which are treated as IRC §705(a)(2)(B) expenditures pursuant to Regulation §1.704-1(b)(2)(iv)(i) (including expenses and losses not deductible under IRC §§267(a)(1) or 707(b)).

(e) If any Membership or Economic Interest (or portion thereof) is transferred, the transferee of such interest or portion shall succeed to the transferor's Capital Account attributable to such interest (or the applicable portion thereof). Upon a valid Transfer of a Member's interest in the Company as set forth in this Agreement, such Member's Capital Account shall carry over to the new owner.

(f) The principal amount of a promissory note that is not readily traded on an established securities market and that is contributed to the Company by the maker of the note shall not be included in the Capital Account of any Person until the Company makes a taxable disposition of the note or until (and to the extent) principal payments are made on the note, all in accordance with Regulation §1.704-1(b)(2)(iv)(d)(2).

(g) Each Member's Capital Account shall be increased or decreased as necessary to reflect a revaluation of the Company's property assets in accordance with the requirements of Regulation §§1.704-1(b)(2)(iv)(f) and 1.704-1(b)(2)(iv)(g), including the special rules under Regulation §1.701-1(b)(4), as applicable. The provisions of this Agreement respecting the maintenance of Capital Accounts are intended to comply with Regulation §1.704-1(b) and shall be interpreted and applied in a manner consistent with those Regulations.

3.7 No Interest. The Company shall not pay any interest on Capital Contributions.

3.8 No Priorities. Except as otherwise expressly provided in this Agreement, no Member shall have priority over any other Member with respect to the return of a Capital Contribution or distributions or allocations of income, gain, losses, deductions, credits, or items thereof.

4. Members.

4.1 Members. The Members are those individuals expressly identified in Exhibit A, as amended by the Managers from time to time as Membership Interests are sold in accordance with the terms and conditions of this Agreement, which persons are or will become signatories to this Agreement as parties hereto. No Member is required to loan any funds to the Company. Each Member shall vote in proportion to the Member's Membership Interest as of the governing record date, determined in accordance with Section 4.4. Any action that may or that must be taken by the Members shall be by Consent of the Members, except as otherwise expressly set forth herein. No Member is liable under a judgment, decree, or order of the court, or in any other manner, for a debt, obligation, or liability of the Company, except as provided by law or as otherwise expressly provided herein.

4.2 Admission of Additional Members. Additional members may be admitted only with the approval of the Managers and as otherwise set forth in this Agreement, and the parties acknowledge that the Managers will be admitting new Members for purposes of selling the Class A Non-Managing Member Membership Interests comprising the Initial Offering. Additional Members admitted after the sale of interests under the Initial Offering will participate in the management, Net Profits, Net Losses, and distributions of the Company on such terms as are determined by the Managers in their sole and absolute discretion. This Agreement, including Exhibit A, shall be amended as necessary or appropriate upon the admission of an additional Member.

4.3 Expulsion. Any Non-Managing Member may be expelled as a Member of the Company only by the action of the Managers as expressly provided in this Section. Expulsion of a Member will be effective upon the Managers finding that the Member has: (i) willfully and materially breached this Agreement and failed to cure such breach within thirty (30) days following written notice thereof, or (ii) transferred, sold, pledged, hypothecated, assigned, or otherwise disposed of its interests in the Company in violation of this Agreement, or (iii) failed to make any Capital Contribution required hereunder within thirty (30) business days following the date such payment is due.

4.4 Record Dates. The record date for determining the Members entitled to notice of any meeting, to vote, to receive any distribution, or to exercise any right in respect of any other

lawful action, shall be the date set by the Managers, provided that such record date shall not be more than 60 or less than 10 days prior to the date of any such action. In the absence of any action setting a record date the record date shall be determined in accordance with California Corporation Code Section 17704.07(p).

4.5 Permitted Activities. The Members, including the Managers and their Affiliates, may engage or invest in any activity, including, without limitation, other activities that might be similar to the Company's Business, so long as such activities do not materially adversely affect the Company, do not use the Company's Proprietary Information and are not made in bad faith. In addition, the Members acknowledge and agree that the Managers shall have the right to use any recipes or menu concepts, ingredient profiles, or variations thereof, developed by them so long as such use does not materially adversely affect the reputation or business of the Company; the Members also understand and agree that the Managers, and/or their Affiliates, may be involved in other restaurants and/or food-related enterprises, cookbooks, development of products or other activities, and that such activities and any similar future activities of the Manager are expressly permitted hereunder. Neither the Company nor any Member shall have any right in or to such other activities or to the income or proceeds derived from such permitted activities. No Member or Manager shall be obligated to present any investment opportunity to the Company, even if the opportunity is of the character that, if presented to the Company, could be taken by the Company. Each Member, including Managers, shall have the right to hold any investment opportunity for its own account or to recommend such opportunity to persons other than the Company or the Members. Each Member hereby waives any and all rights and claims, which it may otherwise have against the other Members or Managers as a result of any of the activities permitted hereunder.

4.6 Meetings. No annual or regular meetings of the Members are required to be held. If such meetings are held, such meetings shall be noticed, held and conducted pursuant to the Act. However, if the Members intend to take any action at a meeting for which the Consent of the Members is required, notice shall be given to all of the Members entitled to vote at the meeting no less than ten (10) days and no more than sixty (60) before such meeting.

5. Management and Control of the Company.

5.1 Management of the Company by Managers. The business, property and affairs of the Company shall be managed exclusively by the Managers. Except for situations in which the approval of the Members is expressly required by this Agreement, the Managers shall have full, complete and exclusive authority, power, and discretion to manage and control the business, property and affairs of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business, property and affairs. Except as otherwise expressly permitted in this Agreement, the Managers shall act by the unanimous vote of the Managers based on one vote per Manager. No regular meetings of the Managers need be held.

5.2 Powers of Managers. Without limiting the generality of Section 5.1 but subject to Section 5.3, the Managers shall have all necessary authority and power to exercise on behalf and in the name of the Company the following actions:

(a) Authorize the execution and delivery of any agreement on behalf of the Company;

(b) Incur any debt or obligation on behalf of the Company or borrow money from any party, issue evidences of indebtedness in connection therewith, refinance, increase the amount of, modify, amend or change the terms of, or extend the time for the payment of any indebtedness or obligation of the Company, and secure such indebtedness by mortgage, deed of trust, pledge, security interest or other lien on Company assets;

(c) To acquire, lease, renovate, improve, alter, rebuild, demolish and/or alter real property and any other property or assets as necessary or appropriate to operate the Company's business and such other property that the Managers determine is necessary or appropriate or in the Company's business interests;

(d) To sell, exchange, lease, or otherwise dispose of the real property and other property and assets owned by the Company, or any part thereof, or any interest therein, including the Business assets being purchased by the Company;

(e) To designate signatories for Company bank accounts, make checks, drafts and other evidences of indebtedness obligating the Company or pay money in any amount and/or endorse checks, drafts and other evidences of indebtedness made payable to the order of the Company;

(f) To obtain and, if necessary, purchase such licenses and permits as may be necessary or appropriate to operate the business of the Company (including, without limitation, a type 41 or 47 liquor license from the California Department of Beverage Control);

(g) To hire or terminate employees and other personnel or consultants of the Company and to determine their compensation and benefits;

(h) To sue on, defend, or compromise any and all claims or liabilities in favor of or against the Company; submit any or all such claims or liabilities to arbitration; and confess a judgment against the Company in connection with any litigation in which the Company is involved;

(i) To retain legal counsel, accountants, auditors, and other professionals in connection with the Company business and to pay such remuneration therefor as the Managers may determine;

(j) To act as agents for the Company in all matters, including, without limitation, any transactions or other dealings with or in connection with the Company's business operations or purpose;

(k) To admit additional Members for purposes of selling the Membership Interests described in Section 3, and as may otherwise be authorized from time to time as set forth in this Agreement;

(l) To call for additional capital contributions from the Members; provided, however, that no Member shall be required to contribute any additional capital and in the event a Member

does not elect to contribute any additional capital such Member’s existing ownership will be diluted by any new Capital Contributions made or Membership Interests issued by the Company as set forth above under Section 3.4;

(m) To sell, exchange or otherwise dispose of all, or substantially all, of the Company's assets occurring as part of a single transaction or plan, or in multiple transactions over a twelve (12) month period, except in the orderly liquidation and winding up of the business of the Company upon its duly authorized dissolution;

(n) To dissolve the Company, except as set forth in Section 8.1; and

(o) To amend, alter or repeal any provision of the Articles or this Agreement in a manner that does not adversely affect any of the rights, privileges and/or preferences of the Non-Managing Members.

5.3 Limitations on Power of Managers.

(a) Consent of the Members. No Manager shall have authority to cause the Company to engage in the following transactions without first obtaining the Consent of the Members. In any instance in which the approval of the Consent of the Members is required under this Agreement, such approval of the percentage of Membership Interests required may be obtained in any manner permitted by the Act, including, without limitation, the written consent of the majority of the Membership Interests in the Company.

(i) To amend, alter or repeal any provision of the Articles or this Agreement in a manner that adversely affects any of the rights, privileges and/or preferences of the Class A Non-Managing Members, except as otherwise set forth herein; in such instance, the approval of the majority of the Membership Interests of the Non-Managing Members shall be required; and

(ii) Any other transaction described in this Agreement as expressly requiring the approval or vote of the Members unless otherwise expressly set forth herein or required by law unless the vote of the Managers alone would achieve the Consent of the Members.

(b) Merger. No Manager shall have authority to cause the Company to merge the Company with another limited liability company or corporation, general partnership, limited partnership or other entity without first obtaining the approval of the majority of Class A Membership Interests; provided, that any act which would cause a Member to incur personal liability for the obligations of the Company or its successor shall also require the consent of such Member.

5.4 Term of Managers. The Managers shall each serve until the earlier of: (i) his or her resignation, retirement, death, or disability, or (ii) his or her removal by the Members as expressly set forth herein. So long as no less than one (1) Original Manger continues as the Manager of the Company, such remaining Original Manager shall have the power and authority to manage the Company as set forth in this Agreement. Upon the departure of both Original Managers, any new Manager or Managers shall be appointed by the majority approval of the remaining Membership Interests; provided, however, notwithstanding anything to the contrary herein, unless and until the

departure of both Original Managers the Non-Managing Members shall have no right to appoint any additional or replacement Managers.

5.5 Withdrawals or Resignations. At any time following the earlier of thirty-six (36) months from the date of this Agreement or the date the Class A Recapture, any Manager may resign as a Manager upon no less than three (3) months prior written notice to the Company, any other Manager(s) and the Members, without prejudice to the rights, if any, of the Company or the other Managers or Members under any contract to which the withdrawing Manager is a party.

5.6 Removal of a Manager. Any Manager may be removed as a Manager of the Company upon the unanimous consent of the Membership Interests of the Members (excluding such Manager's Membership Interest) if the Manager has: (i) willfully and materially breached this Agreement and failed to cure such breach within forty-five (45) days following written notice thereof, or (ii) filed a voluntary petition in bankruptcy, been adjudged a bankrupt, or made or attempted to make an assignment for the benefit of creditors which has not been dismissed within sixty (60) days.

5.7 Effect of Resignation or Removal of a Manager. In the event of the resignation or removal of a Manager, (i) such Manager's Managing Membership Interest shall be terminated upon the effective date of such resignation or removal, (ii) such Manager's Membership Interest (including any Membership Interest it may have acquired as a Non-Managing Member) shall be subject to purchase and sale as provided in Section 8.1 below, and (iii) such Manager shall, upon the effective date of such resignation or removal, only have the rights of a transferee as described in Section 7.4 as to any to the portion of its Membership Interest subject to sale, which shall only be an Economic Interest (with no right to vote or to distributions of Available Cash until after the Class A Recapture).

5.8 Non-Managing Members. Members who are not Mangers of the Company shall be referred to herein as Non-Managing Members and shall have no authority to manage or control the business, property and affairs of the Company except to vote on the matters as expressly permitted herein or required by law.

5.9 Manager's Compensation. The Managers shall be entitled to the following fees and/or compensation, payable from distributions of Available Cash:

(a) Compensation for their services in the operation of the Business, each to the extent they provide such services, in such amounts as determined by the Managers in good faith and consistent with industry standards; such sums shall be payable prior to any other distributions of Available Cash to the Members; and

(b) Commencing January 1, 2023, the Managers shall be entitled to a management fee equal to five percent (5%) of any Gross Sales from the Business and, if the Company opens additional business locations using the Concept (whether related to wholesale/B2B, direct to consumer, consumer packaged goods), either directly or through affiliates or subsidiaries, the Managers shall be entitled to a management fee equal to five percent (5%) of any Gross Sales attributable to any such additional

locations. Management fees shall be payable monthly and divided on an equal basis between each of the Managers regardless of their Membership Interests; provided, however, a Manager's right to its portion of such management fee shall be conditional on their remaining a Manager of the Company.

5.10 Devotion of Time. The Managers shall devote whatever time, effort, and skill as they deem appropriate in order to effectively and successfully conduct and operate the Company's business.

5.11 Liability of Managers. The Managers shall not be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member, unless the loss or damage shall have been the result of fraud, deceit, gross negligence or intentional misconduct. The Company shall indemnify the Managers to the fullest extent permitted by law and to save and hold them harmless from and in respect of all: (i) fees, costs, and expenses incurred in connection with or resulting from any claim, action, or demand against the Company or any of its agents that arise out of or in any way relate to the Company, its properties, business, or affairs, and (ii) such claims, actions and demands and any losses or damages resulting from such claims, actions and demands, including amounts paid in settlement or compromise of any such claim, action or demand; provided, however, that this indemnification shall apply only to the extent that such action or failure to act does not constitute gross negligence or willful misconduct. The termination of any action, suit, or proceeding by judgment, order, settlement, or upon a plea of *nolo contendre* or its equivalent, shall not of itself create a presumption that any person acted with gross negligence or willful misconduct. The rights of Managers under this Section are in addition to any rights they may have under any other agreement with the Company or otherwise.

5.12 Transactions between the Company and a Manager. Notwithstanding that it may constitute a conflict of interest but subject to the terms of this Agreement, a Manager (or its Affiliate) may engage in any transaction (including, without limitation, the rendering of any service or providing any goods, lending of funds, establishing any salary, other compensation or terms of employment or consultation) with the Company so long as the terms and conditions of such transaction, on an overall basis, are fair and reasonable to the Company and are at least as favorable to the Company as those that are generally available from persons or entities capable of similarly performing them and in similar transactions between parties operating at arm's length.

5.13 Expense Reimbursement. The Managers shall be entitled to reimbursement for all expenses reasonably incurred by them in the performance of their duties on behalf of the Company, including, without limitation, expenses incurred prior to the opening of the Business or any portion thereof.

5.14 Managers as Agents and Attorneys-in-Fact. Each Member, by execution of this Agreement, irrevocably constitutes and appoints each of the Managers as such Member's true and lawful attorney-in-fact and agent, with full power and authority in such Member's name, place, and stead to execute, acknowledge, and deliver, and to file or record in any appropriate public office: (i) any certificate or other instrument that may be necessary, desirable, or appropriate to qualify the Company as a limited liability company or to transact business as such in any jurisdiction in which the Company conducts business; (ii) any certificate or amendment to the

Articles of Organization or to any certificate or other instrument that may be necessary, desirable, or appropriate to reflect an amendment approved by the Members in accordance with the provisions of this Agreement; (iii) any certificates or instruments that may be necessary, desirable, or appropriate to reflect the dissolution and winding up of the Company; and (iv) any certificates necessary to comply with the provisions of this Agreement. This power of attorney will be deemed to be coupled with an interest and will survive the Transfer of a Member's Membership Interest. Notwithstanding the existence of this power of attorney, each Member agrees to join in the execution, acknowledgment, and delivery of the instruments referred to above if requested to do so by a Manager. This power of attorney is a limited power of attorney and does not authorize the Managers to act on behalf of a Member except as described in this Section.

6. Allocations of Net Profits and Net Losses and Distributions.

6.1 Definitions. When used in this Agreement, the following terms shall have the meanings set forth below:

"Company Minimum Gain" shall have the meaning ascribed to the term "Partnership Minimum Gain" in the Treasury Regulations Section 1.704-2(d).

"Available Cash" for a particular period shall be defined to mean the Net Profits which are actually received in cash by the Company for such period less any sum which the Managers determine is necessary to take into account the amount required or appropriate to maintain a reasonable amount of working capital and reserves for outstanding obligations, anticipated future expenditures in their sole and absolute discretion. The Members acknowledge and agree that it is the Managers' current intent to maintain a cash reserve for the Business, or any portion thereof, which may include, without limitation, reserves for labor and inventory costs, the maintenance and purchase of equipment or other property to be used in connection with the Company's Business and for maintenance and repair of the Superette and/or Hotline premises.

"Book Value" means, with respect to any the Company property, the Company's adjusted basis for federal income Tax purposes, adjusted from time to time to reflect the adjustments required or permitted by Treasury Regulation Sections 1.704-1(b)(2)(iv)(d)-(g).

"Member Nonrecourse Debt" shall have the meaning ascribed to the term "Partner Nonrecourse Debt" in Treasury Regulations Section 1.704-2(b)(4).

"Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations Section 1.704-2(i)(3).

"Member Nonrecourse Deductions" shall mean items of Company loss, deduction, or Code Section 705(a)(2)(B) expenditures which are attributable to Member Nonrecourse Debt.

"Net Profits" and "Net Losses" shall mean the income, gain, loss, deductions, and credits of the Company in the aggregate or separately stated, as appropriate, reasonably determined by the Managers in accordance generally accepted accounting principles.

"Nonrecourse Liability" shall have the meaning set forth in Treasury Regulations Section 1.752-1(a)(2).

6.2 Allocations of Net Profit and Net Loss.

(a) General Allocation. For each fiscal year of the Company, after adjusting each Member's Capital Account for all distributions made during such fiscal year and all Special Allocations pursuant to Section 6.3 with respect to such fiscal year, Profits or Losses and, to the extent necessary, individual items of income, gain, loss or deduction of the Company and, to the extent necessary, individual items of income, gain, loss or deduction of the Company shall be allocated among the Members in such a manner as to reduce or eliminate, to the extent possible, any difference, as of the end of such fiscal year, between (a) the sum of (i) the Capital Account of each Member, (ii) such Member's share of Company Minimum Gain and (iii) such Member's Member Nonrecourse Debt Minimum Gain and (b) the respective net amounts, positive or negative, which would be distributed to the Members or for which they would be liable to the Company under this Agreement and the Act, determined as if the Company were to (x) liquidate the assets of the Company for an amount equal to their Book Value and (y) distribute the proceeds of such liquidation pursuant to Section 10.

(b) Net Loss. In the event Net Loss cannot be allocated under Section 6.2(a), Net Loss shall be allocated to the Members in proportion to their Membership Interests. Notwithstanding the previous sentence, loss allocations to a Member shall be made only to the extent that such loss allocations will not create a deficit Capital Account balance for that Member in excess of an amount, if any, equal to such Member's share of Company Minimum Gain that would be realized on a foreclosure of the Company's property. Any loss not allocated to a Member because of the foregoing provision shall be allocated to the other Members (to the extent the other Members are not limited in respect of the allocation of losses under this Section 6.2(b)). Any loss reallocated under this Section 6.2(b) shall be taken into account in computing subsequent allocations of income and losses pursuant to this Section 6, so that the net amount of any item so allocated and the income and losses allocated to each Member pursuant to this Section 6, to the extent possible, shall be equal to the net amount that would have been allocated to each such Member pursuant to this Section 6 if no reallocation of losses had occurred under this Section 6.2(b).

6.3 Special Allocations. Notwithstanding Section 6.2,

(a) Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain during any fiscal year, each Member shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, in subsequent fiscal years) in an amount equal to the portion of such Member's share of the net decrease in Company Minimum Gain that is allocable to the disposition of Company property subject to a Nonrecourse Liability, which share of such net decrease shall be determined in accordance with Treasury Regulations Section 1.704-2(g)(2). Allocations pursuant to this Section 6.3(a) shall be made in proportion to the amounts required to be allocated to each Member under this Section 6.3(a). The items to be so allocated shall be determined in accordance with Treasury Regulations Section 1.704-2(f). This Section 6.3(a) is intended to comply with the minimum gain chargeback requirement contained in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) Chargeback of Minimum Gain Attributable to Member Nonrecourse Debt. If there is a net decrease in Company Minimum Gain attributable to a Member Nonrecourse Debt, during any fiscal year, each member who has a share of the Company Minimum Gain attributable to such Member Nonrecourse Debt (which share shall be determined in accordance with Treasury Regulations Section 1.704-2(i)(5)) shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, in subsequent fiscal years) in an amount equal to that portion of such Member's share of the net decrease in Company Minimum Gain attributable to such Member Nonrecourse Debt that is allocable to the disposition of Company property subject to such Member Nonrecourse Debt (which share of such net decrease shall be determined in accordance with Treasury Regulations Section 1.704-2(i)(5)). Allocations pursuant to this Section 6.3(b) shall be made in proportion to the amounts required to be allocated to each Member under this Section 6.3(b). The items to be so allocated shall be determined in accordance with Treasury Regulations Section 1.704-2(i)(4). This Section 6.3(b) is intended to comply with the minimum gain chargeback requirement contained in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) Nonrecourse Deductions. Any nonrecourse deductions (as defined in Treasury Regulations Section 1.704-2(b)(1)) for any fiscal year or other period shall be specially allocated to the Members in proportion to their Membership Interests.

(d) Member Nonrecourse Deductions. Those items of Company loss, deduction, or Code Section 705(a)(2)(B) expenditures which are attributable to Member Nonrecourse Debt for any fiscal year or other period shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such items are attributable in accordance with Treasury Regulations Section 1.704-2(i).

(e) Qualified Income Offset. If a Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), or any other event creates a deficit balance in such Member's Capital Account in excess of such Member's share of Company Minimum Gain, items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate such excess deficit balance as quickly as possible. Any special allocations of items of income and gain pursuant to this Section 6.3(e) shall be taken into account in computing subsequent allocations of income and gain pursuant to this Section 6 so that the net amount of any item so allocated and the income, gain, and losses allocated to each Member pursuant to this Section 6.3(e) to the extent possible, shall be equal to the net amount that would have been allocated to each such Member pursuant to the provisions of this Section 6 if such unexpected adjustments, allocations, or distributions had not occurred.

6.4 Code Section 704(c) Allocations. Notwithstanding any other provision in this Section 6, in accordance with Code Section 704(c) and the Treasury Regulations promulgated thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its fair market value on the date of contribution. Allocations pursuant to this Section 6.4 are solely for purposes of federal, state and local taxes. As such, they shall not

affect or in any way be taken into account in computing a Member's Capital Account or share of profits, losses, or other items of distributions pursuant to any provision of this Agreement.

6.5 Distributions to Managers and Members.

(a) Available Cash. After the payment from Available Cash of the sums payable to the Managers under Section 5.9, the amount, if any, of Available Cash shall be distributed to the Members from time to time, but no less frequently than annually (if applicable), as follows:

(i) Until the Class A Recapture, the Class A Non-Managing Members shall receive one hundred percent (100%) of the Company's Available Cash;

(ii) After the Class A Recapture, Available Cash shall be distributed to the Members in proportion to their Membership Interests;

(iii) Available Cash distributed to the Members shall be distributed among them, within each class, in proportion to their Membership Interests.

(b) Assets of the Company. Any distributions payable to Members from the net proceeds from any sale of the Property and/or all or substantially all of the Company's assets or from a dissolution and winding up of the Company shall be made to the Class A Members until the Class A Recapture (including any distributions previously received under Section 6.5(a)), then to all of the Members (including the Managers) in proportion to the Membership Interests. A merger or restructuring (in which the Members of the Company do not own a majority of the outstanding interests of the surviving entity) or sale of all of the assets of the Company shall be deemed a liquidation for purposes of such distribution allocations.

6.6 Tax Legislation; Member Indemnity. The parties acknowledge and agree that the Bipartisan Budget Act of 2015 ("BB Act") or the Tax Cuts and Jobs Act enacted in 2017 ("Tax Cuts Act") may amend or supersede some of the provisions and definitions set forth in this Section. In addition, in the event that an Internal Revenue Service audit results in additional taxes for prior tax years being borne by the Company that would otherwise have been borne by the Members, or any of them, prior to the enactment of the BBB Act or Tax Cuts Act, the Members(s) who would have otherwise been responsible for such tax increases but for the BBB Act or Tax Cuts Act's shall reimburse the Company for such Member's share of any such tax liability. A Member's obligation to reimburse the Company as set forth herein shall survive its ceasing to be a Member in the Company. Notwithstanding the foregoing, the Company shall file such amended returns and take such actions as may be reasonably necessary or appropriate to reduce any such increased tax obligations, and the Members shall take such actions and provide such information as may be reasonably requested by the Company to reduce its or the Members' tax obligations. The Managers shall have the right to amend this Agreement as reasonably necessary to effect the intent of the parties expressed herein to the extent inconsistent with the BBB Act and/or Tax Cuts Act so long as any such amendment does not materially adversely affect the rights, liabilities, allocations and obligations of the Members as set forth herein.

7. Transfer and Assignment of Interests.

7.1 Transfer and Assignment of Interests.

(a) Restriction on Transfer. Except as set forth in Section 8, no Member shall be entitled to transfer, assign, convey, sell, encumber or in any way alienate all or any part of its Membership Interest (collectively, “Transfer") except with the approval of the Managers, which approval may be given or withheld in the sole discretion of the Managers, unless the Member proposing to make such Transfer shall first have complied with the terms and conditions of this Section 7.1. If a Member is a corporation, limited liability company, partnership or other entity, the Transfer (as a consequence of a single transaction or any number of separate transactions) of more than fifty percent (50%) of the beneficial ownership interest and/or voting interests of the Member issued and outstanding as of the date it became a Member, shall constitute a Transfer hereunder and the terms and conditions of this Paragraph 7.1 shall apply. Notwithstanding the foregoing, the Members hereby agree that the following shall be permitted Transfers hereunder and shall not trigger the consent requirements or purchase rights set forth herein: (i) a Transfer between the Managers, (ii) a Transfer by the Managers, or any of them, to an Affiliate, or (iii) a Transfer by a Member to a trust, or similar entity, for estate planning or similar purposes so long as the trustee or similar administrator making decisions on behalf of such entity and the owner of the beneficial interest in such trust is a Member and the trust executes an acknowledgement of trust in a form acceptable to the Managers (and, thereafter, a change in any such trust once the Member no longer holds the beneficial interest therein or no longer acts as the trustee therefor shall be considered a Transfer requiring compliance with this Section); provided, however, any such permitted Transfer shall comply with Section 7.2 below.

(b) Insolvency. The filing of a voluntary or involuntary petition in bankruptcy by or respecting any Member or the making by a Member of an assignment for the benefit of creditors or the entering into any composition agreement with creditors by any Member shall constitute an offer by that Member to sell its Membership Interest in the Company owned by that Member to the Company and the other Members under the terms of this Section 7.1, which offer shall be irrevocable so long as that condition exists.

(c) Notice of Intent to Transfer. Any Member proposing to make a Transfer shall deliver written notice to the Company and the Managers of its intention to do so ("Notice"). The Notice shall include details as to: (i) name and address of the proposed transferee, (ii) the percentage Membership Interest of the Company to be Transferred, (iii) the purchase price, and (iv) all of the terms and conditions of the transaction, including terms for payment. Promptly on receipt of such Notice, the Managers shall forward a copy thereof to each Member of the Company. In the event of an offer to sell pursuant to Section 7.1(b), the Notice shall be deemed given when the other Members receive actual notice of the filing or other occurrence constituting the offer.

(d) Managers’ and Company's Option to Purchase.

(i) For forty-five (45) days following the Notice to the Company and the Managers ("Company's Option Period"), the Managers (proportionately based on their Membership Interests), then the Company, in that order of priority, shall have the option to purchase the transferring Member's Membership Interest, the applicable portion thereof, or, as to any interest purchased by the Company, such part of the Member's Membership Interest as the Company may lawfully re-purchase. The Company’s Option Period may be extended to the extent necessary to determine the Purchase Price as set forth in Section 8.2 below and provide the Managers and/or Company at least ten (10) business days to exercise their option. The Company's

right to exercise its option as set forth herein is subject to the approval of the Managers.

(ii) If the Managers and/or the Company exercise the option within the Company's Option Period, the Managers and/or Company, as applicable, shall pay the purchase price and complete the purchase in accordance with the terms and conditions set forth in Sections 8.2 and 8.5 below or as stated in the Notice, whichever is more favorable for the purchaser, notwithstanding the price and terms specified in the Notice (provided that if the Transfer is the result of a lifetime gift or similar transfer the terms of Section 8.2 and 8.5 shall apply).

(e) Member's Option to Purchase.

(i) If the option in Section 7.1(d) is not exercised by the Managers and/or the Company as to the entire Member's Membership Interest set forth in the Notice within the Company's Option Period, then all remaining Members shall thereafter have the option to purchase any (but not less than all) of the Member's Membership Interest not purchased by the Managers and/or the Company at the price on the terms set forth in Sections 8.2 and 8.5 below or as stated in the Notice, whichever is more favorable for the purchaser, notwithstanding the price and terms specified in the Notice (provided that if the Transfer is the result of a lifetime gift or similar transfer the terms of Section 8.2 and 8.5 shall apply).

(ii) Within twenty (20) days after the expiration of the Company's Option Period, any Member desiring to acquire any part or all of the Member's Membership Interest offered shall deliver to the other Members a written election to purchase the Membership Interest specified therein. If the total percentage of Membership Interest specified in the election exceeds the percentage Membership Interest offered, each Member shall have priority, up to the percentage of Membership Interest specified in its election, in such proportion of the offered Membership Interest as the percentage of Membership Interest that it holds. The Members' option period to make such election may be extended to the extent necessary to determine the Purchase Price as set forth in Section 8.2 below and provide the Members at least ten (10) business days to exercise their option (if not determined during the Company's Option Period).

(iii) Within ten (10) days after the time for the Members' elections to purchase has expired, the Managers shall notify each Member of the percentage of Membership Interest to which its election was effective, and each such Member shall complete the terms and conditions of the purchase within ten (10) days thereafter.

(f) Transfer of Interest. If the Manager, Company and/or the Members do not exercise their options to purchase all of the Membership Interest set forth in the Notice, within the time limits set forth above, then the offering Member may, at its option, sell to the Company and the Members such Membership Interest as they have respectively elected to purchase, and dispose of the remainder in accordance with the terms specified in the Notice, or Transfer the entire Membership Interest in accordance with the terms specified in the Notice, any time up to, but not after on hundred twenty (120) days from the date of such Notice or the determination of the Purchase Price under Section 8.2, whichever is later. No Transfer of Membership Interest shall be made after the end of the one hundred twenty (120) day period, nor shall any change in the terms of the Transfer from those set forth in the Notice be permitted without giving a new notice of intention to Transfer and compliance with the procedures and requirements set forth in this Section

7.

7.2 Substitution of Members. A transferee of a Membership Interest shall have the right to become a substitute Member only if: (i) approval of the Members is given in accordance with Section 7.1 unless expressly permitted therein, (ii) such person executes an instrument reasonably satisfactory to the Members accepting and adopting the terms and provisions of this Agreement, and (iii) such person pays any reasonable expenses in connection with its admission as a new Member. The admission of a substitute Member shall not release the Member who assigned the Membership Interest from any liability that such Member may have to the Company.

7.3 Community Property.

(a) Membership Interests shall be deemed to be owned exclusively by the owner of record, and any transfer by gift, will, dissolution of marriage or otherwise to a Member's spouse shall be deemed a disposition of the Membership Interests to a non-permitted transferee, subject to the provisions of this Agreement.

(b) In the event the spouse of a Member shall predecease such Member, all of the Membership Interests then owned by such Member's spouse or a trust in which he or she is a trustee or a beneficiary, and which under the terms of the trust or the laws of testate or intestate succession would pass to someone other than the Member or a trust of which the Member is a trustee and under which the Member is entitled to receive all income from the Membership Interests (and, in any event, a trust which could qualify as a "qualified subchapter S trust"), shall be subject to an option in favor of the surviving Member to purchase the interest of the predeceased spouse, exercisable during the thirty (30) day period immediately following receipt by the surviving Member of notice of such attempted disposition, for the price determined in Section 8.2 and payable in accordance with Section 8.5.

(c) If, upon the dissolution of a Member's marriage or the legal separation of a Member and its spouse, any Membership Interests would be owned or transferred as separate property of such Member's spouse, then that Member shall have an option to purchase said interest, exercisable for thirty (30) days after the date of notice of dissolution or legal separation, for the price determined in Section 8.2 and payable in accordance with Section 8.5.

(d) If the Member described in subsections 7.3(b) or 7.3(c), above, fails in either case to exercise the purchase option, the transferee shall be deemed to have irrevocably offered to sell to the Company and the other Members all of said Membership Interest, in which case the Company and the other Members shall have thirty (30) days following expiration of the first thirty (30) day option period in which to elect to purchase the Membership Interest for the price determined in Section 8.2 and payable in accordance with Section 8.5.

7.4 Transfers in Violation of this Agreement and Transfers of Partial Membership Interests. Upon a Transfer in violation of this Section 7, the transferee shall have no right to vote or participate in the management of the Company or to exercise any rights of a Member. Such transferee shall hold only an Economic Interest in the Company and only be entitled to receive the share of the Company's Net Profits, Available Cash, Net Losses and distributions of the Company's assets to which the transferor would otherwise be entitled; the transferor will continue to be bound

by this Agreement and all of its obligations to the Company and the other Members. Notwithstanding the immediately preceding sentences, the Managers may determine, in their sole and absolute discretion, that a Transfer in violation of this Section 7 is null and void.

8. Triggering Events and Purchase of Membership Interests.

8.1 Triggering Event.

(a) Upon the occurrence of the death, withdrawal, resignation, expulsion or bankruptcy ("Triggering Event") of all of the Original Managers or the last remaining Manager, the Company shall dissolve unless the remaining Members ("Remaining Members"), by the majority consent of the remaining Membership Interests, determine within ninety (90) days of the Triggering Event to continue the business of the Company. If the Remaining Members so consent to continue the operations of the Company or there is a Triggering Event as to only one of the Managers, the Company and/or the Remaining Members shall purchase, and the Manager(s) (or their legal representative(s)) whose actions or conduct resulted in the Triggering Event ("Former Member") shall sell the Former Member's Membership Interest ("Former Member's Interest") as provided in this Section 8, including any Non-Managing Membership Interests which may be owned by the Manager, as set forth herein.

(b) In the event of a Triggering Event affecting only one of the Original Managers (where the other Original Manager remains), the remaining Original Manager and/or the Remaining Members may purchase the Former Member's Interest upon the terms provided in this Section 8 by electing to do so within forty-five (45) days from the Triggering Event; provided, however, notwithstanding anything to the contrary herein, the remaining Original Manager shall have the first option to purchase the Former Member's Interest, in whole or in part, as provided in this Section 8 by electing to do so within such forty-five (45) day period or upon such terms and conditions otherwise agreed by the Former Member and remaining Original Manager, in their sole discretion (including, without limitation, a testamentary or comparable transfer from one Original Manager to the other).

(c) Upon the occurrence of the death, incapacity, dissolution, expulsion or bankruptcy of any of the Non-Managing Members (also referred to herein as a "Triggering Event"), the Managers (proportionately based on their Membership Interests), the Company, then the remaining Non-Managing Members (proportionately based on their Membership Interests and excluding any Member causing the Triggering Event), in that order of priority, shall have the right to purchase the Membership Interest of such deceased, incapacitated, dissolved, expelled or bankrupt Member (also referred to herein as a "Former Member") upon the terms and conditions set forth herein by exercising such option within ninety (90) days from the effective date of the Former Member's death, expulsion or bankruptcy, as the case may be. To the extent the Managers do not exercise such option, the Company shall have the right to purchase the balance of such Former Member's Interest, and to the extent the Company does not exercise such option, the remaining Non-Managing Members shall have the right to purchase any remaining portion of the Former Member's Interest as set forth in this Section 8; provided, if any portion of the Former Member's Interest is purchased hereunder, the entire interest must be purchased.

8.2 Purchase Price. Except as otherwise expressly set forth herein, the purchase price ("Purchase Price") to be paid for a Former Member's Interest shall be the fair market value of the

Former Member's Interest as of the date of the Triggering Event.

(b) If the Former Member and the purchasing Members and/or the Company, as the case may be, are not able to agree on the Purchase Price of the Former Member’s Interest within sixty (60) days following the date the Remaining Members elect to continue the operations of the Company (if the Former Member is the remaining Original Manager), the date of the Triggering Event (if the Former Member is a Non-Managing Member) or the date the Managers, the Company and/or the other Members elect to purchase the Former Member’s Interest under Section 7, as the case may be, the Purchase Price shall be determined by a business appraiser or industry specialist selected by the Former Member and the purchasing Members. If the parties are unable to agree on the identity of the business appraiser or industry specialist within fifteen (15) days thereafter, the Former Member and the Remaining Members shall each thereafter appoint their own business appraiser. If the two business appraisers so appointed are unable to agree on the value of the Former Member's Interest within thirty (30) days after being so appointed, they shall appoint a third business appraiser. The decision in writing of any two of the three business appraisers so appointed shall be binding and conclusive on the parties to this Agreement and on any person legally entitled to receive the value of the Former Member's Interest. All fees and expenses of each appraiser shall be borne equally by the purchaser(s) on the one hand and the Former Member on the other.

(c) Notwithstanding the foregoing, if the Triggering Event results from a material breach of this Agreement by the Former Member, the Purchase Price shall be reduced by an amount equal to the damages suffered by the Company or the Remaining Members as a result of such breach.

8.3 Notice of Intent to Purchase. Within ninety (90) days after a Triggering Event, the Original Managers, Company and/or each Remaining Member, as applicable, shall notify the Members in writing of its election to purchase a portion of the Former Member's Interest. The failure of any Remaining Member to submit a notice within the applicable period shall constitute an election on the part of the Member not to purchase any of the Former Member's Interest. Each Remaining Member so electing to purchase shall be entitled to purchase a portion of the Former Member's Interest in the same proportion that the Membership Interest of the Remaining Member bears to the aggregate of the Membership Interests of all of the Remaining Members electing to purchase the Former Member's Interest.

8.4 Election to Purchase Less Than All of the Former Member's Interest. If the remaining Original Managers, the Company and/or Remaining Members, as the case may be, fail to purchase the entire interest of the Former Member, the Company shall purchase any remaining share of the Former Member's Interest so long as the Company can do so in compliance with applicable law. Any purchase of a Former Member's Interest must be the entire interest.

8.5 Payment of Purchase Price. The Company, the remaining Original Managers and/or the Remaining Members, as the case may be, shall pay the Purchase Price as follows; provided, however, if the Company or the Remaining Members receive proceeds from life insurance insuring the life of the Former Member whose Membership Interest is being sold or proceeds from the sale of the Superette, Hotline or substantially all of the assets of the Company, the Former’s Member’s proportionate share of said proceeds (based on the Former Member’s Membership Interest) shall

be used to pay the Purchase Price therefor immediately upon receipt, and the balance of the Purchase Price shall be paid as set forth herein:

(a) The Company, the remaining Original Member or the Remaining Members, as the case may be, shall pay the Purchase Price in sixty (60) equal monthly installments, plus accrued interest, payable each month commencing as of the closing. All payments made herein shall be applied first to interest on the unpaid principal balance of the Purchase Price and the remainder to reduce the unpaid Purchase Price principal balance.

(b) The unpaid principal balance shall accrue interest at the Bank of America NT &SA prime rate for the month in which the Closing occurs. The Company and/or the purchasing Members shall have the right to prepay in full or in part at any time without penalty. The obligation of each purchasing Member and/or the Company, as applicable, to pay its portion of the balance due shall be evidenced by a separate promissory note executed by the respective purchasing Member or the Company, as applicable. Each such promissory note shall be in an original principal amount equal to the portion owed by the respective purchasing Member or the Company, as applicable. The promissory note executed by each purchasing Member shall be secured by a pledge of that portion of the Former Member's Interest purchased by such Member.

8.6 Closing of Purchase of Former Member's Interest. The closing for the sale of a Former Member's Interest pursuant to this Section 8 ("Closing") shall be held at 10:00 a.m. at the principal office of Company no later than thirty (30) days after the determination of the Purchase Price, except that if the closing date falls on a Saturday, Sunday, or California legal holiday, then the closing shall be held on the next succeeding business day. At the closing, the Former Member shall deliver to the Company or the Remaining Members an instrument of transfer (containing warranties of title and no encumbrances) conveying the Former Member's Interest. The Former Member, the Company and the Remaining Members shall do all things and execute and deliver all papers as may be reasonably necessary fully to consummate such sale and purchase in accordance with the terms and provisions of this Agreement.

9. Accounting, Records, Reporting by Members.

9.1 Books and Records. The books and records of the Company shall be kept in accordance with the accounting methods followed for federal income tax purposes. The Company shall maintain at its principal office in California all of the following:

(a) A current list of the full name and last known business or residence address of each Member set forth in alphabetical order, together with the capital contributions, capital account and Membership Interest of each Member;

(b) A copy of the Articles and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which the Articles or any amendments thereto have been executed;

(c) Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six (6) most recent taxable years;

(d) A copy of this Agreement and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which this Agreement or any amendments thereto have been executed;

(e) Copies of the financial statements of the Company, if any, for the six (6) most recent fiscal years;

(f) A current list of all Members of the Company and their last known business or residence address; and

(g) The Company's books and records as they relate to the internal affairs of the Company for at least the current and past four (4) fiscal years.

9.2 Reports. The Company shall cause to be filed, in accordance with the Act, all reports and documents required to be filed with any governmental agency. The Company shall cause to be prepared at least annually information concerning the Company's operations. The Company shall send or cause to be sent to each Member within ninety (90) days after the end of each taxable year or as soon thereafter as practicable such information as is necessary to complete the Members' federal and state income tax or information returns.

9.3 Bank Accounts. The Managers shall maintain the funds of the Company in one or more separate bank accounts in the name of the Company, and shall not permit the funds of the Company to be commingled in any fashion with the funds of any other person. Any Manager, acting alone, is authorized to endorse checks, drafts, and other evidences of indebtedness made payable to the order of the Company, but only for the purpose of deposit into the Company's accounts. All checks, drafts, and other instruments obligating the Company to pay money in any amount shall be signed by the Managers as they may approve from time to time.

9.4 Tax Matters for the Company. The Managers are each designated as a "Tax Representative" (as defined in the Code), to represent the Company (at the Company's expense) in connection with all examination of the Company's affairs by tax authorities and to expend Company funds for professional services and costs associated therewith.

10. Dissolution and Winding Up.

10.1 Conditions of Dissolution. The Company shall dissolve upon the occurrence of any of the following events:

(a) Upon the happening of any event of dissolution specified in the Articles;

(b) Upon the entry of a decree of judicial dissolution pursuant to Section 17707.03 of the Corporations Code;

(c) Upon the Consent of the Members;

(d) The occurrence of a Triggering Event and the failure of the Remaining Members to consent to continue the business of the Company in accordance with Section 8.1; or

(e) The sale of all or substantially all of the assets of Company or the Superette and Hotline unless the Managers agree otherwise.

10.2 Winding Up. Upon the dissolution of the Company, the Company's assets shall be disposed of and its affairs wound up. The Company shall give written notice of the commencement of the dissolution to all of its known creditors.

10.3 Order of Payment of Liabilities Upon Dissolution. After determining that all the known debts and liabilities of the Company have been paid or adequately provided for (except debts owing to Members), the remaining assets of the Company shall be distributed or applied in the following order:

(a) To pay the expenses of liquidation;

(b) To establish reasonable reserves for contingent liabilities or obligations of the Company. Once such reserves are no longer necessary, any remaining reserves shall be distributed as provided in this Section 10.3;

(c) To repay outstanding loans to Members. If there are insufficient funds to pay such loans in full, each Member shall be repaid in the ratio that the Member's loan, together with interest accrued and unpaid thereon, bears to the total of all such loans from Members, including all interest accrued and unpaid thereon;

(d) To the Class A Members until the Class A Recapture to the extent not already completed, then to the Members in proportion to their Membership Interests; provided, however, in addition to any other remedies to which the Company may be entitled, the Company shall be entitled to deduct from any Member's distributions any sums owed to the Company by such Member.

10.4 Limitations on Payments Made in Dissolution. Each Member shall look solely to the assets of the Company for the return of the Member's investment, and if the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the investment of each Member, such Member shall have no recourse against the Managers or any other Members for indemnification, contribution, or reimbursement, except as specifically provided in this Agreement.

10.5 Certificates. The Company shall file with the California Secretary of State a Certificate of Dissolution upon the dissolution of the Company and a Certificate of Cancellation, as applicable, upon the completion of the winding up of the Company's affairs.

11. Indemnification.

11.1 Indemnity by the Company. The Company shall indemnify any Member (including the Managers) and may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that it is or was a Member, Manager, officer, employee or other agent of the Company or that, being or having been such a Member, officer, employee or agent, to the fullest extent permitted by applicable law in effect on the date hereof and to such greater extent as applicable law may hereafter from time to time permit.

11.2 Indemnity by Members. Each Member shall indemnify and hold the Company and other Members harmless from and against any loss or damage incurred by it as a result of: (i) any agreement, contract, instrument, obligation or act legally binding the Company that was incurred or performed by such Member outside the scope of authority granted to such Member pursuant to this Agreement; (ii) such Member's outside activities; (iii) such Member's willful misconduct; or (iv) a breach of this Agreement by such Member. In addition, to the extent that any Manager or other Member personally guarantees or becomes personally responsible for the contractual obligations of the Company incurred by the Company in accordance with the terms and conditions of this Agreement, the Company shall be primarily responsible for indemnifying such Manager or Member for any losses or liabilities incurred by them.

12. Investment Representations.

Each Member hereby represents and warrants to the Members and the Company as follows:

(a) Pre-existing Relationship or Experience. It has a preexisting personal or business relationship with the Company or one or more of its Managers or the Affiliates or the Company's officers or controlling persons, or by reason of its business or financial experience, or by reason of the business or financial experience of its financial advisor who is unaffiliated with and who is not compensated, directly or indirectly, by the Company or any Affiliate or selling agent of the Company, it is capable of evaluating the risks and merits of an investment in the Company and of protecting its own interests in connection with this investment.

(b) No Advertising. It has not seen, received, been presented with, or been solicited by any leaflet, public promotional meeting, article or any other form of advertising or general solicitation with respect to the sale of the Membership Interests.

(c) Investment Intent; Purpose of Entity. It is acquiring its Membership Interest for investment purposes for its own account only and not with a view to or for sale in connection with any distribution of all or any part of the Membership Interest, and such Member has no present intention of selling, granting any participation in, or otherwise distributing the same. No other person will have any direct or indirect beneficial interest in or right to the Membership Interest. By executing this Agreement, such Member further represents that it does not have any contract, undertaking, agreement or arrangement to sell, transfer or grant participations to any third person, with respect to any of the Membership Interests. If the Member is a corporation, partnership, limited liability company, trust or other entity, it was not organized for the specific purpose of acquiring its Membership Interest.

(d) Risks of Investment. It has the business or financial experience necessary to evaluate the merits and risks of the investment set forth herein. It has evaluated and understands the risks inherent with an investment of this type and the ownership and operation of a market in particular. It has read the Company's Confidential Offering Memorandum and its business plan and other documents provided by the Managers and understands that the business of the Company may fail, that the Members may not receive any return on their Capital Contributions and may lose their Capital Contribution altogether. It can bear the economic risk of its investment, including a total loss, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment it is making herein.

(e) Disclosure of Information. It believes it has received all the information it considers necessary or appropriate for deciding whether to purchase its Membership Interest, and further represents that it has had an opportunity to ask questions of and receive answers from the Managers and/or the Company regarding the terms and conditions of the offering of the Membership Interests and the business, properties, risks, prospects and financial condition of the Company.

(f) Consultation with Attorney. It has been advised to consult with its own attorney and accountant regarding all legal and tax matters concerning an investment in the Company, this Agreement and the ownership of its Membership Interest and has done so to the extent it considers necessary.

(g) Restricted Securities. It understands that the Membership Interests being sold herein have not been, and will not be, registered under the Securities Act of 1933, as amended ("Securities Act"), by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Member's representations as expressed herein. The Member understands that its Membership Interests may be characterized as "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Member must hold its Membership Interest indefinitely unless subsequently registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Member acknowledges that the Company has no obligation to register or qualify the Membership Interests for resale. The Member further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for its Membership Interest, and on requirements relating to the Company which are outside of such Member's control, and which the Company, is under no obligation and may not be able to satisfy.

(h) Further Limitations on Disposition. Without in any way limiting the representations set forth above, such Member further agrees not to make any disposition of all or any portion of its Membership Interest except in compliance with the transfer restrictions set forth in this Agreement. In addition, such Member understands the following:

THE SECURITIES REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 NOR REGISTERED NOR

QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS AGREEMENT IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS AND CONDITIONS WHICH ARE SET FORTH HEREIN.

(i) Tax Liability. It has reviewed with its own tax advisors the federal, state and local tax consequences of this investment and the transactions contemplated by this Agreement. Such Member relies solely on such advisors and not on any statements or representations of the Company, the Company's counsel, or any of the Company's agents. Such Member understands that it (and not the Company) shall be responsible for its own tax liability that may arise as a result of this investment or the transactions contemplated by this Agreement.

(j) Subscription Agreement. It understands that the representations, warranties and acknowledgements contained in the Subscription Agreement are hereby incorporated into to this Agreement and are being materially relied on by the Company and the Managers.

13. Confidentiality; Proprietary Information.

13.1 Definition. For the purpose of this Agreement, "Proprietary Information" shall include all information designated by any Manager either orally or in writing, as confidential or proprietary, or which reasonably would be considered proprietary or confidential to the business contemplated by this Agreement, including but not limited to suppliers, customers, trade or industrial practices, marketing and technical plans, financial projections, technology, personnel, organization or internal affairs, plans for products and ideas, recipes, menus, cocktail, beer and/or wine lists and proprietary techniques related to the Concept or otherwise and other trade secrets. Notwithstanding the foregoing, "Proprietary Information" shall not include information which (i) has entered the public domain or became known other than due to a breach of any obligation of confidentiality owed to the owner of such information; (ii) was known prior to the disclosure of such information; (iii) became known to the recipient from a source other than a Member, provided there was no breach of an obligation of confidentiality owed to said Member; or (iv) was independently developed by the party receiving such information.

13.2 No Disclosure, Use, Or Circumvention. No Member shall disclose any Proprietary Information to any third parties and will not use any Proprietary Information or the Concept in that Member's business or any affiliated business without the prior written consent of the Managers, and then only to the extent specified in that consent; provided, however, the Members understand and agree that much of the Propriety Information includes know-how, experience and contacts of the Managers and/or their Affiliates and the Managers may use or continue to use their know how for other activities as permitted herein. Consent may be granted or withheld at the sole and absolute discretion of the Managers. No Non-Managing Member shall contact any suppliers, customers, employees, affiliates or associates to circumvent the purposes of this provision.

13.3 Maintenance of Confidentiality. Subject to the terms hereof, each Member shall

take all steps reasonably necessary or appropriate to maintain the strict confidentiality of the Proprietary Information and to assure compliance with this Agreement.

14. General Provisions.

14.1 Complete Agreement. This Agreement, Exhibit A, the Articles and the Subscription Agreement signed by the Company and each of the Non-Managing Members constitute the complete and exclusive statement of agreement among the Members with respect to the subject matter herein and therein and replace and supersede all prior written and oral agreements among the Members, including, without limitation, the Prior Operating Agreement and any other operating agreements of the Company, written or oral. To the extent that any provision of the Articles conflict with any provision of this Agreement, the Articles shall control.

14.2 Binding Effect. Subject to the provisions of this Agreement relating to transferability, this Agreement will be binding upon and inure to the benefit of the Members, and their respective successors and assigns.

14.3 Interpretation. All pronouns shall be deemed to refer to the masculine, feminine, or neuter, singular or plural, as the context in which they are used may require. All headings herein are inserted only for convenience and ease of reference and are not to be considered in the interpretation of any provision of this Agreement. Numbered or lettered sections and subsections herein contained refer to sections and subsections of this Agreement unless otherwise expressly stated. In the event any claim is made by any Member relating to any conflict, omission or ambiguity in this Agreement, no presumption or burden of proof or persuasion shall be implied by virtue of the fact that this Agreement was prepared by or at the request of a particular Member or its counsel.

14.4 Severability. If any provision of this Agreement or its application to any person, entity or circumstances is deemed by an appropriate court or arbitral panel to be invalid or unenforceable, then the remainder of this Agreement or the application of such provision to the other person, entity or circumstances shall not be affected thereby, and this Agreement shall be deemed amended in compliance with such determination so as to give full force and effect to the intentions of the parties as expressed herein to the extent permissible.

14.5 Mediation/Arbitration. If a dispute arises out of or relates to this Agreement, or the breach thereof, and if said dispute cannot be settled through direct discussions, the parties agree to first endeavor to settle the dispute in an amicable manner by mediation administered by the American Arbitration Association under its Commercial Mediation Rules, before resorting to arbitration. Thereafter, any controversy or claim arising out of or relating to this Agreement, or the breach thereof, which is not resolved within thirty (30) days after mediation is initiated, shall be settled by arbitration administered by the American Arbitration Association in accordance with its Commercial Rules, and judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. Any mediation or arbitration conducted pursuant to this Section shall be held in San Francisco, California and administered by the American Arbitration Association.

14.6 Governing Law; Venue. This Agreement shall be governed in all respects by

the laws of the State of California, without reference to its conflicts of law provisions.

14.7 Notices. All written notices required to be given pursuant to the terms hereof shall be either (a) personally delivered; (b) deposited in the United States express mail or first class mail, registered or certified return receipt requested, postage prepaid (c) sent by Federal Express or similar nationally recognized overnight courier service; (d) transmitted by facsimile with a copy sent within one (1) business day by any of the foregoing means; or (e) transmitted by email with a copy sent within (1) business day by any of the foregoing means, and addressed as to the party as the address specified on the signature page of this Agreement. Said address may be changed by any party hereto by mailing written notice of such change to the other parties at the last designated address of the party as provided herein.

14.8 Amendments. All amendments to this Agreement will be in writing and approved by the Members as set forth herein.

14.9 Multiple Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. It shall not be necessary that the signatures of all of the parties to this document be contained on any one counterpart hereof, or that this Agreement be executed by all of the Members concurrently, and all separately executed counterparts of this document, taken together or collectively, as the case may be, shall constitute one and the same instrument. A facsimile signature or electronic PDF signature shall be deemed to be the delivery of such party's original signature hereon.

14.10 Attorney's Fees. In the event of any breach of this Agreement that results in arbitration or litigation between the parties, the prevailing party shall be entitled to its reasonable attorney's fees, expert witness fees and costs of suit. The prevailing party shall be determined by the court or arbitrators, as applicable, based upon an assessment of which party's major arguments or positions taken in the proceedings could fairly be said to have prevailed over the other party's major arguments or positions on major disputed issues in the court's or arbitrators' decision.

14.11 Remedies Cumulative. The remedies under this Agreement are cumulative and shall not exclude any other remedies to which any person may be lawfully entitled.

14.12 Further Assurances. The parties to this Agreement shall promptly execute and deliver any and all additional documents, instruments, notices, and other assurances, and shall do any and all other acts and things, reasonably necessary in connection with the performance of their respective obligations under this Agreement and to carry out the intent of the parties.

14.13 No Agency Relationship. Except as provided in this Agreement, no provision of this Agreement shall be construed to constitute a Member, in the Member's capacity as such, the agent of any other Member.

14.14 Consent of Spouse. Within thirty (30) days after any individual becomes a Member or a Member marries, such Member shall cause its spouse execute a “Consent of Spouse” in a commercially reasonable form approved by the Managers.

IN WITNESS WHEREOF, the Members of Queens SF, LLC, a California limited liability company, have executed this Amended and Restated Operating Agreement effective as of the date written above.

MANAGERS/ORIGINAL MANAGERS:

____

Edward Kim
Address: 1235 9th Avenue, San Francisco, CA 94122

____

Clara Lee
Address: 1235 9th Avenue, San Francisco, CA 94122

QUEENS SF, LLC
AMENDED AND RESTATED OPERATING AGREEMENT
DATED JANUARY 1, 2020

CLASS A NON-MANAGING MEMBER COUNTERPART SIGNATURE PAGE

The undersigned hereby agrees that, upon execution of this Counterpart Signature Page to the Amended and Restated Operating Agreement of Queens SF, LLC, a California limited liability company ("Company"), dated July 20, 2023 ("Operating Agreement") the undersigned is agreeing to become a party to the Operating Agreement with the same force and effect as if the undersigned were originally a party thereto; provided, however, that the undersigned will only become a Member of the Company, a signatory to the Operating Agreement and be entitled to a Class A Non-Managing Membership Interest in the Company to the extent its subscription has been accepted by the Company under the Subscription Agreement being entered into by the undersigned concurrently herewith.

IN WITNESS WHEREOF, the Members of Queens SF, LLC, a California limited liability company, have executed this Operating Agreement effective as of the date written above.

NON-MANAGING MEMBER:

Concurrently with the execution hereof, the undersigned is purchasing______Units of Non-Managing Membership Interests and is making a Capital Contribution of $__________upon the terms and conditions set forth in the Operating Agreement.

____
Name:
Address: ______________________
____
Phone: ______________________
Email: ______________________

Date: ______________________

____
Name:
Address: ______________________
____
Phone: ______________________
Email: ______________________

Date: ______________________

EXHIBIT A

QUEENS SF, LLC

Membership Interests
April 1, 2022

MANAGERS/ORIGINAL MANAGERS:

Name:	Capital Contribution:	Membership Interest:
Clara Lee	Per Prior Operating Agreement	50% *
Edward Kim	Per Prior Operating Agreement	50% *
- - - - - - - - - - -	- - - - - - - - - - - - - - - - - - - -	- - - - - - - - - - - - - -
Total:		100.0% *

CLASS A NON-MANAGING MEMBERS:

Member Name:	Capital Contribution:	Membership Interest:
Up to 25 Class A Membership Interest Units sold at $50,000.00 per Unit		
Remaining Interests which may be sold	$1,250,000	
-------------	------------------------------------	----------------------------
Total	up to $1,250,000	

- Managers' Membership Interests will be diluted equally and converted to Class A Membership Interests as Units are sold

EXHIBIT B

QUEENS SF, LLC	Principal	Equity per $50,000 (303(b))	Total Equity if converted
Lender 1	$185,000.00	3.25%	12.03%
Lender 2	$60,000.00	3.25%	3.90%
Lender 3	$50,000.00	3.25%	3.25%
Lender 4	$5,000.00	3.25%	0.33%
Lender 5	$50,000.00	3.25%	3.25%
Lender 7	$30,000.00	3.25%	1.95%
Lender 8	$60,000.00	3.25%	3.90%
Lender 9	$50,000.00	2.5%	2.5%
Lender 10	$225,000.00	3.25%	14.63%
Lender 11	$20,000.00	2.5%	1.0%
Lender 12	$10,000.00	2%	0.40%
Lender 13	$15,000.00	2%	0.6%
Lender 14	$15,000.00	1.43%	0.43%
Lender 15	$100,000.00	2%	4.00%